QMB APPROVAL	
QMB Number.	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response . … . 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48962

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2020** (MM/DD/YY) AND ENDING **DECEMBER 31, 2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **WAVELAND CAPITAL PARTNERS LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19800 MACARTHUR BLVD, SUITE 650
(No. and Street)

IRVINE	**CA**	**92612**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL GREER **949-706-5000**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, _____ **MICHAEL GREER** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or _____ **WAVELAND CAPITAL PARTNERS LLC** _____ , as of _____ **DECEMBER** _____ **31,** ___ **2020** ___ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ N/A _____

_____

_____



_____
Signature

see attached California
All-Purpose Acknowledgment

_____
PRESIDENT
Title

_____
Public Notary

This report** contains (check all applicable boxes);
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

CIVIL CODE § 1189

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)

County of _Orange_)

On _March 31, 2021_ before me, _Janet A. Osborne, Notary Public_ ,
      Date   *Here Insert Name and Title of the Officer*

personally appeared _Michael Greer_
                            Name(s) of Signer(s)

_____ ,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.



> JANET A. OSBORNE
> Notary Public - California
> Orange County
> Commission # 2282672
> My Comm. Expires Apr 3, 2023

Signature _Janet A. Osborne_
                          Signature of Notary Public

Place Notary Seal Above

— OPTIONAL —

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _Annual Audited Report_   Document Date: _Period January 1, 2020 to December 31, 2020_

Number of Pages: _two_   Signer(s) Other Than Named Above: _No other signers_

Capacity(ies) Claimed by Signer(s)

Signer's Name: _Michael Greer_
[X] Corporate Officer — Title(s): _President_
[ ] Partner — [ ] Limited [ ] General
[ ] Individual [ ] Attorney in Fact
[ ] Trustee [ ] Guardian or Conservator
[ ] Other: _____
Signer Is Representing: _Waveland Capital Partners LLC_

Signer's Name: _____
[ ] Corporate Officer — Title(s): _____
[ ] Partner — [ ] Limited [ ] General
[ ] Individual [ ] Attorney in Fact
[ ] Trustee [ ] Guardian or Conservator
[ ] Other: _____
Signer Is Representing: _____

Waveland Capital Partner, LLC

Report Pursuant to Rule 17a-5

Financial Statements

For the Year Ended December 31, 2020

Table of Contents



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Waveland Capital Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Waveland Capital Partners, LLC as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Waveland Capital Partners, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Waveland Capital Partners, LLC's management. Our responsibility is to express an opinion on Waveland Capital Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Waveland Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Waveland Capital Partners, LLC's financial statements. The supplemental information is the responsibility of Waveland Capital Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Waveland Capital Partners, LLC's auditor since 2018.

Maitland, Florida

March 29, 2021

Waveland Capital Partners, LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash and cash equivalents	$	141,945
Accounts receivable	$	373,205
Prepaid expense		2,758
Investments		-
Total assets	$	517,908

Liabilities and Member's Equity

Liabilities

Accounts payable	$	13,560
Accrued expenses - related party		10,036
Total liablilities		23,596

Member's equity

Member's equity	494,312
Total member's equity	494,312
Total liabilities and member's equity	$ 517,908

The accompany notes are an integral part of these financial statements

Waveland Capital Partners, LLC
Statement of Operations
For the Year Ended December 31, 2020

Revenues

Fee revenue	$	722,448
Other income		600
Total revenues		723,048

Expenses

Employee compensation and benefits		614,534
Occupancy expense		37,500
Professional fees		98,600
Licenses and Permits		18,589
Other operating expenses		69,508
Total expenses		838,731
Net loss before income tax provision		(115,683)
Income tax		1,100
Net loss	$	(116,783)

Waveland Capital Partners, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2020

	Member's Equity
Balance at December 31, 2019	$ 111,095
Member's contributions	500,000
Net income (loss)	(116,783)
Balance at December 31, 2020	$ 494,312

Waveland Capital Partners, LLC
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flow from operating activities:

Net income (loss)			$	(116,783)
Adjustments to reconcile net income (loss) to net				
cash provided by (used in) operating activities:				
(Increase) decrease in assets:				
Commission receivable	$	(369,218)		
Prepaid expense		(1,440)		
Increase (decrease) in liabilities:				
Accounts payable and accrued expenses		9,528		
Total adjustments				(361,129)
Net cash and cash equivalents provided by (used in) operating activities				(477,913)
Investing activities:				
Proceeds from sale		931		
Net cash and cash equivalents provided by (used in) investment activities				931
Cash flow from financing activities:				
Member's contributions	$	500,000		
Net cash and cash equivalents provided by operating activities				500,000
Net decrease in cash and cash equivalents				23,018
Cash and cash equivalent at beginning of year				118,927
Cash and cash equivalent at end of year			$	141,945
Supplemental disclosure of cash flow information:				
Cash paid during the year for:				
Interest	$	-		
Income taxes	$	1,100		

Note 1:   GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Waveland Capital Partners, LLC ("the Company") was organized on August 8, 1995 under the name Mercer Global Securities, LLC. In September 2001 the Company was sold to United Equity Holdings, LLC who changed its name to Waveland Securities, LLC. On March 28, 2005, Waveland Securities , LLC changed its name to Waveland Capital Partners, LLC. The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Waveland Capital Group (the "Parent"), and is affiliated through common ownership with Waveland Management Group.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company no longer conducts any trading activities. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

The Company serves as the Managing Broker Dealer for Regulation D Offerings from affiliate entities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Note 1: GENERAL AND SUMMARY OF SIGNFICANT ACCOUNTING POLICIES (Continued)

The Company recognizes fee income at the point in time on trade-date basis as the Managing Broker Dealer in accordance with terms stipulated in its engagement contracts, when the Company has no further continuing obligations and collection is reasonably assured

Revenue from contracts with customers include fee revenue and other income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 29, 2021, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: INCOME TAXES

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the Parent. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is subject to a minimum franchise tax. As of December 31, 2020, the income tax provision consists of the following

State taxes	$ 1,100
Total income tax provision	$ 1,100

State income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the financial and income tax bases of assets and liabilities. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Note 2:   INCOME TAXES
 (Continued)

The Company accounts for uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). No amounts have been recognized or disclosed related to uncertain tax positions. The Company would record interest expense and penalties related to uncertain tax positions as interest expense and other operating expense, respectively.

The Company is required to file income tax returns in state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2020, the state has not proposed any adjustment to the Company's tax position.

Note 3: RELATED PARTY TRANSACTION

The Company conducts certain related party transactions with the Parent, WMG and other related entities. During the year ended December 31, 2020, the Company was charged $668,543 in allocated expenses by WMG, which serves as an administrative cost center. These reimbursements are made in accordance with an expense reimbursement agreement. Included in this charge are allocated rent ($31,200), payroll expenses ($614,533), and other costs ($22,810) for the year ended December 31, 2020. The Company owed the related entity ($10,036) at year ended December 31, 2020.

Note 4: COMMITMENTS AND CONTINGENCIES

The Company has no commitments and contingencies as of the year ended December 31, 2020.

Note 5: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The company has issued no guarantees at December 31, 2020 or during the year then ended.

Note 6: INVESTMENT

The Company exercised warrants to purchase a tranche of Series B Common shares in a private company on October 31, 2016 for a total cost of $931. On November 23, 2020, the Company has sold all of the outstanding shares for $62.

	Fair Value Measurement of Warrants		
	Level 1	Level 2	Level 3
Beginning Balance at December 31, 2019	$ -	$ -	$ 931
Purchases	-	-	-
Sales	-	-	62
Realized Loss	-	-	869
Ending Balance at December 31, 2020	$ -	$ -	$ -

Note 7: LEASE COMMITMENT

The Company leases space pursuant to a lease expiring April 30, 2021 in the amount of $525 a month. The lease expense was $6,300 relating to the office lease for the year ended December 31, 2020.

In February 2016 the FASB issued ASU 2016-02, Leases – (Topic 842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its short-term office lease and instead has elected to recognize the lease payments as lease cost on a straight line basis over the lease term.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2020, the Company had net capital of $118,348 which was $113,348 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($23,597) to net capital was .2 to 1, which is less than the 15 to 1 maximum allowed.

Note 9: COMPANY CONDITION

The Company has a loss for the year ended December 31, 2020, and has received capital contribution from its Parent for working capital. The Company Parent has agreed to provide capital contributions to the Company as necessary for it to continue operations and to maintain compliance with minimum net capital requirements.

Management expects the Company to continue as a going concern and the accompanied financial statements have been prepared on a going-concern basis without adjustment for realization in the event the Company ceases to continue as a going concern.

Waveland Capital Partners, LLC

Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2020

Computation of net capital	$ 494,311	
Member's equity		
Total member's equity		$ 494,311
Less: Non-allowable assets		
Accounts receivable	(373,205)	
Prepaid expense	(2,758)	
Total non-allowable assets		(375,963)
Net capital		118,348
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 1,573	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 113,348
Ratio of aggregate indebtedness to net capital	0.20 : 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2020.

See independent auditor's report

Waveland Capital Partners, LLC
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2020

A computation of reserve requirements is not applicable to Waveland Capital Partners, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Waveland Capital Partners, LLC
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2020

Information relating to possession or control requirements is not applicable to Waveland Capital Partners, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Waveland Capital Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Waveland Capital Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Waveland Capital Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) and the Non-Covered Firm Provision, and (2) Waveland Capital Partners, LLC stated that Waveland Capital Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Waveland Capital Partners, LLC Waveland Capital Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Waveland Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Non-Covered Firm Provision.

Ohab and Company, PA

Maitland, Florida

March 29, 2021



WAVELAND

Assertions Regarding Exemption Provisions

We, as members of management of Waveland Capital Partners ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2020 through December 31, 2020.

Waveland Capital Partners

By: ______________________

Michael Greer, President

____

March 01, 2021

19800 MacArthur Blvd., Suite 650 | Ph 949.706.5000
Irvine, CA 92612 | Fax 949.706.5001